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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Williams Industrial Services Group Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-16501	73-1541378
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

100 Crescent Centre Parkway, Suite 1240 Tucker, GA	30084
(Address of Principal Executive Offices)	(Zip Code)

Charles E. Wheelock

(770) 879-4400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

This Specialized Disclosure Report on Form SD (“Form SD”) of Williams Industrial Services Group Inc. (“we,” “us,” “our,” or the “Company”) for the year ended December 31, 2018 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”).  The Rule was adopted by the United States Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain “conflict minerals” as defined by the Rule and paragraph (d)(3) of Form SD, which are necessary to the functionality or production of certain products manufactured by the Company.  “Conflict minerals” presently include cassiterite,  columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.  These requirements apply to registrants whatever the geographic origin of the conflict minerals and whether or not they fund armed conflict.

Section 1 — CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

During 2018, we completed the transformation of our Company and also began expanding our services. Beginning in 2016, we shifted our strategy to become a preferred provider of construction, maintenance and specialty services, to exit all product manufacturing businesses and to use the proceeds from the sales to reduce and restructure our term debt. To effect this change, in the third quarter of 2017, we made the decision to exit and sell substantially all of the operating assets and liabilities of our Mechanical Solutions segment, which we completed in the fourth quarter of 2017. Additionally, during the fourth quarter of 2017, we made the decision to exit and sell our Electrical Solutions segment (which was comprised solely of Koontz-Wagner Custom Controls Holdings LLC (“Koontz-Wagner”). In October 2017, we sold substantially all of the operating assets and liabilities of our Mechanical Solutions segment, including our manufacturing facility in Mexico. On July 11, 2018, Koontz-Wagner filed a voluntary petition for relief under Chapter 7 of Title 11 of the Bankruptcy Code with the U.S. Bankruptcy Court for the Southern District of Texas. The Company currently provides a broad range of construction, maintenance and support services to customers in energy, power and industrial end markets; as of December 31, 2018, it no longer engaged in manufacturing activities. As such, the Conflict Minerals Program does not apply to the Company’s current business, and the Company does not believe that it will be required to file reports on Form SD in the future.

Pursuant to the Rule, the Company evaluated its product lines in 2018 and determined that certain products that the Company manufactured or contracted to manufacture during 2018 contained “conflict minerals” as defined by the Rule and paragraph (d)(3) of Form SD, which were necessary to the functionality or production of such products.  We identified the following products that may have contained necessary conflict minerals that we manufactured or contracted to manufacture:  air filtration systems, inlet heating and cooling systems, silencing systems, exhaust and inlet ducts, diverter dampers, simple cycle SCR and CO reduction systems, expansion joints, bypass stacks, exhaust diffusers, inlet plenums, packaged control buildings, generator enclosures, base tanks, precision machined parts including specialty fasteners, rotor studs, valve components, custom bushings and other miscellaneous precision nitride parts for gas and steam turbine power generation applications, seals, shims and brackets, and complex equipment built to specification for gas turbines and other power generation equipment. Our due diligence framework and processes are discussed in the Conflict Minerals Report that is an exhibit to this Form SD.

Conflict Minerals Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: https://ir.wisgrp.com under “Governance — Governance Documents.” The URLs included in this report are inactive textual references. The information contained on our website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered to be part of this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 — EXHIBITS

Item 2.01 Exhibits

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Williams Industrial Services Group Inc.
(Registrant)

By:	/s/ Charles E. Wheelock
Charles E. Wheelock
Vice President, Administration, General Counsel and Secretary

Date: May 1, 2019